Mail Stop 3651

September 23, 2005

Brian L. Schorr, Esq.
Executive Vice President and General Counsel
Triarc Companies, Inc.
280 Park Avenue
New York, New York 10017

Re: Triarc Companies, Inc.
Registration Statement on Form S-3
Filed August 24, 2005
File No. 333-127818

Dear Mr. Schorr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Triarc Companies, Inc., page 4

1. Please include a chart of your organization in the registration statement to make your discussion easier to follow. Also, clarify for us whether you still own a 25% interest in Jurlique International and reflect that in the chart as appropriate.

2. Please more clearly distinguish between the role of RTM as the owner and operator of 1,000 Arby's restaurants, and the Arby's restaurant system, which currently has 3,500 restaurants, and is not owned by the Triarc holding company.

3. Briefly state your net income (loss) for the most recent interim period.

4. Briefly state the percentage of your income attributable to each of your business segments.

5. Please confirm for us that neither you nor any of your subsidiaries invests more than 40% of its assets in investment securities or otherwise please tell us the exclusion from the Investment Company rule you rely upon.

The RTM Acquisition, page 4

6. Please revise this section to present a clearer picture of the holding company before and after the acquisition, and of the consideration paid for RTM. Currently the disclosure here is difficult to follow.

7. We note your use of the defined term "Other Entities" in the second paragraph; however, the description of them is unclear, both here and where you use the term on page 5. Please revise to clarify.

8. Please state in the last paragraph whether or not the various employment agreements will be affected by the potential corporate restructuring, and briefly how the agreements will be affected.

Potential Corporate Restructurings, page 5

9. Please confirm that you will follow the guidance set forth in Staff Legal Bulletin No. 4, regarding the Division's views on spin-off transactions, as applicable, if you undergo a corporate restructuring through the spin-off of Deerfield & Company.

10. It is unclear how the creation of equity investment funds by your senior officers would impact Triarc and its shareholders. Please clarify your reference to "a portion of the economics" in the last sentence on page 5. In addition, please revise your disclosure to provide a brief explanation of the equity funds including the funds' possible relationship with the spun-off companies and clarify

Risk Factors, page 6

11. Please delete the second and third sentences in the introductory paragraph as they are inappropriate. All material risks should be described. If risks are not deemed material, please do not reference them.

We have broad discretion in the use of our significant cash, page 7

12. Revise this risk factor and the sub-caption to describe in greater detail the risk discussed; for example, what is the impact of your having broad discretion in the use of your significant cash.

Arby's is significantly dependent on new restaurant openings, page 9

13. Of the 432 restaurants that signed commitments to open, it appears that 171 commitments represent company owned restaurants. Please revise to clearly distinguish between the commitments from the franchisees, and commitments from the company.

Selling Stockholders, page 23

14. Revise the first sentence to state that the stock is being registered for "sale" by the selling stockholders, not resale or a re-offer. Revise accordingly throughout, such as in the RTM Acquisition section on page 4.

15. Despite your reference to the "RTM Acquisition" section for a description of certain relationships with the selling stockholders, please provide a brief description here as to how the selling shareholders received their shares.

Form 10-K for year ended January 2, 2005

Item 1. Business, page 2

Provisions and Supplies, page 7

16. To the extent any supplier is your source for 10% or more of any product or component or to the extent you are materially dependent on any supplier, disclose the name of that supplier and the percentage of products they supply to you. Please revise your disclosure in future filings accordingly.

Item 7. Management's Discussion and Analysis, page 30

Results of Operation, page 32

17. To the extent practicable, when changes in a line item are attributable to more than one cause, please quantify each. Refer to Instruction 4 to Item 303(a) of Regulation S-K.

Note 14: Income Taxes, page 100

18. Please explain to us why you have yet to realize taxable amounts for the deferred income tax liability that was recorded in 1996 in connection with the gain on sale of the propane business. In addition, tell us when you will realize the taxable amounts.

19. Please explain to us and in future filings your accounting policy for recording income tax reserves. As part of your response, clearly explain to us how you established that your accounting meets the criteria in paragraph 8 of SFAS 5. In addition, provide a rollforward of your reserve for each period presented.

20. Provide us an analysis of your income tax reserve as of January 2, 2005, and for each of the four preceding year-ends. For each year, describe each issue for which a reserve was recorded and explain to us why it appropriate to record the reserve but not pay the amount, tell us the amount of the reserve that was recorded, the date the reserve was recorded, and the year to which the reserve relates.

Form 8-K/A: July 25, 2005

Financial Statements of RTM Restaurant Group

21. Please explain to us how RTM accounts for each aspect of the RTM Operating Partner Plan and the District Partner Plan, and explain to us the basis for their accounting. Since the investment will be returned in full when the partners cease their employment and since it does not convey actual title or rights of ownership to any of the assets, it appears that the investment should be treated as a liability and all amounts paid to the partners, other than the return of the initial investment, should be recorded as compensation.

22. Explain to us how you accounted for the partner arrangements in connection with the purchase price allocation.

23. Please also tell us whether Triarc has any similar compensation plans and explain to us how you account for the plans.

Combined Statements of Net Capital Deficiency, page 10
Combined Statements of Cash Flows, page 11

24. Please describe for us in detail the dividend, distribution, and repurchase transactions reflected in the financial statements and explain to us the basis for your accounting.

Unaudited Pro Forma Condensed Consolidated Financial Statements

25. Please explain to us how the terms of the redeemable common stock, as discussed in Note 11, were impacted by the business combination.

****

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Direct any questions on the financial statements and related disclosure to Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812. Direct any other questions to Hanna Teshome at (202) 551-3315, or in her absence to me at (202) 551-3814.

                                        Sincerely,

                                        Sara W. Dunton
                                        Attorney-Adviser

cc:
<u>via facsimile</u>
Paul D. Ginsberg, Esq.
Raphael M. Russo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
(212) 757-3990